SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding updated progress on external guarantees of China Petroleum & Chemical Corporation (the “Registrant”), submitted by the Registrant on June 3, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
Progress Update Announcement on External Guarantees

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
3 June 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*,
Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+,
Cai Hongbin+, Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

China Petroleum & Chemical Corporation
Progress Update Announcement on External Guarantees

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”)  published the External Guarantee Announcement on 16 April 2020 (the “External Guarantee Announcement”), in relation to the proposed provision of performance guarantee and/or financing guarantee by Sinopec Corp. to SOIHL Hong Kong Holding Limited (“SOIHL HK”), Amur Gas Chemical Complex Limited Liability Company (“AGCC”) and Sinopec Chemical Commercial Holding (Hong Kong) Company Limited (“Chemical Commercial Hong Kong”) for performing obligations and financing in Project Amur.

Unless the announcement states otherwise, the terms used herein shall have the same meanings as defined in the External Guarantee Announcement.

The Company has executed relevant guarantee agreements in relation to the performance guarantee under the Investment, the performance guarantee under the Service Agreement and the performance guarantee under the Offtake Agreement, details of which are set out below:

1. Performance Guarantee under the Investment

In order to guarantee that SOIHL HK will perform the fund payment obligation and other obligations under the Investment in a timely manner, the Company executed the Deed of Guarantee and Indemnity with Sibur, LLC SIBUR and AGCC on 3 June 2020, pursuant to which, when SOIHL HK fails to perform such obligations in a timely manner, the Company will assume its guarantee liabilities. The term of guarantee shall be terminated when the performance of the guaranteed obligations is fully completed or SOIHL HK ceases to hold any equity interests in AGCC (unless otherwise terminated earlier according to relevant provisions).

2. Performance Guarantee under the Service Agreement

In order to guarantee that SOIHL HK will perform its compensation obligation and other obligations under the Service Agreement in a timely manner, the Company executed the Deed of Guarantee and Indemnity with Sibur, LLC SIBUR and AGCC on 3 June 2020, pursuant to which, when SOIHL HK fails to perform such obligations in a timely manner, the Company will assume its guarantee liabilities. The term of guarantee shall be terminated when the performance of the guaranteed obligations is fully completed or SOIHL HK ceases to hold any equity interests in AGCC (unless otherwise terminated earlier according to relevant provisions).

3. Performance Guarantee under the Offtake Agreement

In order to guarantee that Chemical Commercial Hong Kong will perform its obligations under the Offtake Agreement in a timely manner, the Company executed the Deed of Guarantee and Indemnity with AGCC on 3 June 2020, pursuant to which, when Chemical Commercial Hong Kong fails to perform such obligations in a timely manner, the Company will assume its guarantee liabilities. The term of guarantee shall be approximately 20 years from the commencement of the supply of relevant products (unless otherwise terminated earlier according to relevant provisions).

With respect to the significant progress of the Guarantee, the Company will perform the disclosure obligations in a timely manner in accordance with the relevant regulations.

By Order of the Board
Huang Wensheng
Vice President and Secretary to the Board of Directors

3 June 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: June 3, 2020